CUSIP No. 152418109	SCHEDULE 13G	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CENTRAL BANCORP, INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

152418109

(CUSIP Number)

April 2, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 152418109	SCHEDULE 13G	Page 2 of 11

1.	Names of Reporting Persons.
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 84,200
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 84,200
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 152418109	SCHEDULE 13G	Page 3 of 11

1.	Names of Reporting Persons.
Stilwell Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 84,200
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 84,200
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.1%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 152418109	SCHEDULE 13G	Page 4 of 11

1.	Names of Reporting Persons.
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 84,200
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 84,200
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 152418109	SCHEDULE 13G	Page 5 of 11

1.	Names of Reporting Persons.
Stilwell Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 84,200
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 84,200
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 152418109	SCHEDULE 13G	Page 6 of 11

1.	Names of Reporting Persons.
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power: 0
6. Shared Voting Power: 84,200
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 84,200
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 5.1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 152418109	SCHEDULE 13G	Page 7 of 11

ITEM 1.

(a) Name of Issuer: Central Bancorp, Inc.

(b) Address of Issuer’s Principal Executive Offices: 399 Highland Avenue, Somerville, Massachusetts 02144.

ITEM 2.

(a) Name of persons filing: This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock described below beneficially owned by Mr. Stilwell, including shares of Common Stock held in the names of Stilwell Associates, L.P., and Stilwell Offshore Ltd., in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, L.P., and as the managing and sole member of Stilwell Management LLC, which has a managing agreement with Stilwell Offshore Ltd., of which Mr. Stilwell is also a director (“Reporting Persons”).

(b) Address of Principal Business Office: The business address of Joseph Stilwell, Stilwell Associates, L.P., and Stilwell Value LLC is 26 Broadway, 23rd Floor, New York, New York 10004. The business address of Stilwell Offshore Ltd. and Stilwell Management LLC is 315 Clocktower Commons, Brewster, New York 10508.

(c) Citizenship: Joseph Stilwell is a citizen of the United States. Stilwell Associates, L.P., is organized under the laws of Delaware as a limited liability partnership. Stilwell Offshore Ltd. is a company formed under the laws of the Cayman Islands. Stilwell Value LLC and Stilwell Management LLC are organized under the laws of Delaware as limited liability companies.

(d) Title of Class of Securities: Common Stock, $1.00 par value

(e) CUSIP Number: 152418109

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

NOT APPLICABLE

(a) ☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C.78o)

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

CUSIP No. 152418109	SCHEDULE 13G	Page 8 of 11

(e) ☐ An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f) ☐ Employee Benefit Plan, or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g) ☐ Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4. Ownership.

(a) Amount beneficially owned: As of the date of this filing, (i) Stilwell Associates, L.P., directly or indirectly beneficially owns 80,000 shares of Common Stock; (ii) Stilwell Offshore Ltd. directly or indirectly beneficially owns 4,200 shares of Common Stock; (iii) Joseph Stilwell and Stilwell Value LLC, in Mr. Stilwell’s role as managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, L.P., may be deemed to beneficially own indirectly the shares of Common Stock beneficially owned directly or indirectly by Stilwell Associates, L.P.; and (iv) Joseph Stilwell and Stilwell Management LLC, in Mr. Stilwell's role as managing and sole member of Stilwell Management LLC and a director of Stilwell Offshore Ltd., may be deemed to beneficially own indirectly the shares of Common Stock beneficially owned directly or indirectly by Stilwell Offshore Ltd.

(b) Percent of Class: The shares of Common Stock beneficially owned by the Reporting Persons constitute approximately 5.1% of the 1,639,951 issued and outstanding shares of Common Stock as of February 12, 2009, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission for the quarter ended December 31, 2008.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 84,200 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 84,200 shares of Common Stock.

CUSIP No. 152418109	SCHEDULE 13G	Page 9 of 11

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

NOT APPLICABLE

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Other than the Reporting Persons, no person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

ITEM 8. Identification and Classification of Members of the Group.

Please see Exhibit 1 attached hereto.

ITEM 9. Notice of Dissolution of Group.

NOT APPLICABLE

ITEM 10. Certifications.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 152418109	SCHEDULE 13G	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	April 3, 2009

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL OFFSHORE LTD.

By:	STILWELL MANAGEMENT LLC
Manager
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE LLC
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL MANAGEMENT LLC
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

CUSIP No. 152418109	SCHEDULE 13G	Page 11 of 11

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $1.00 par value, of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 3rd day of April, 2009.

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL OFFSHORE LTD.

By:	STILWELL MANAGEMENT LLC
Manager
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE LLC
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

STILWELL MANAGEMENT LLC
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing and Sole Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell